                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


For the month of:  July 2000                    Commission File Number:  1-12384


                               SUNCOR ENERGY INC.
                              (Name of registrant)


                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                                  Form 40-F               X
                        ---------                                      ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                                        No                      X
                        ---------                                      ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                                  EXHIBIT INDEX


       EXHIBIT                          DESCRIPTION OF EXHIBIT
--------------------------------------------------------------------------------
EXHIBIT 1               2ND QUARTER REPORT TO SHAREHOLDERS FOR THE PERIOD
                        ENDED JUNE 30, 2000


                                    EXHIBIT 1

[LOGO]

                                      SECOND QUARTER 2000

                                      Report to shareholders for the
                                      period ended June 30, 2000

Strong Commodity Prices and Record Oil Sands Production Fuel Suncor's Second Quarter Growth

MILLENNIUM EXPANSION GAINS MOMENTUM IN SECOND QUARTER

SECOND QUARTER HIGHLIGHTS

(All financial figures are in Canadian dollars unless noted otherwise)

- Suncor Energy Inc.'s earnings for the first six months of 2000 were $216 million ($0.92 per common share), up from $44 million ($0.16 per common share) in the first six months of 1999. The improvement primarily reflects higher commodity prices and downstream margins along with record Oil Sands production. Higher hedging losses and operating costs partially offset these factors. Earnings were also higher due to gains associated with the second quarter divestment of non-core properties by the Natural Gas business unit (formerly Exploration and Production.) These gains were partially offset by restructuring charges associated with the repositioning of the Natural Gas business to improve profitability. Cash flow from operations during the same period was $513 million ($2.21 per common share) compared with $222 million ($0.94 per common share) in the first half of 1999.

- Second quarter earnings were $111 million ($0.47 per common share), up from $33 million ($0.12 per common share) in the second quarter of 1999. Cash flow from operations was $244 million ($1.04 per common share), compared with $129 million ($0.52 per common share) in the second quarter of 1999.

     The improvement was primarily a result of the same factors that increased earnings for the first half of the year.


-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
INDUSTRY INDICATORS                                 [GRAPH]
-----------------------------------------------------------------------------------------
Crude Oil - West Texas Intermediate (U.S.$/bbl)     17.75   21.70   24.50   28.75   28.65
-----------------------------------------------------------------------------------------
Exchange Rate (Cdn$ : U.S.$)                          .68     .68     .69     .69     .68
-----------------------------------------------------------------------------------------


- Partially offsetting the benefits of higher oil prices was a $102 million loss for the first half of the year as a result of Suncor's hedging program. This compares to a $4 million hedging gain in the same period in 1999. In the second quarter of 2000 there was a crude oil hedging loss of $51 million compared to a $6 million loss in the second quarter of 1999.

- Consolidated revenue for the first six months was $1,599 million compared with $1,033 million in the same period in 1999. In the second quarter, consolidated revenues were $820 million compared with $564 million in the second quarter of 1999.

- Oil Sands' Project Millennium expansion is now over a year into construction, and currently one third complete, with only 7% of enginering remaining to be finished.

- In the first six months, total upstream production of crude oil, natural gas and natural gas liquids rose to 145,600 barrels of oil equivalent
     (BOE) per day, compared with 141,100 BOE per day in 1999. During the second quarter, total upstream production averaged 142,800 BOE; a decline from 148,300 BOE in the same period of 1999 as a result of lower conventional oil and natural gas production during the quarter due to property divestments in 1999 and 2000.


-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
RATIOS                                              [GRAPH]
(Percentages)
-----------------------------------------------------------------------------------------
Return on average shareholder's equity               7.6    8.8     10.3    13.6     16.4
-----------------------------------------------------------------------------------------
Exchange Rate (Cdn$ : U.S.$)                         6.9    8.2      8.3    11.4     15.5
-----------------------------------------------------------------------------------------


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   2 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


"I'm confident we're on track to become one of the lowest cost oil producers in North America and to strengthen our natural gas business"

RICHARD L. GEORGE,
President and Chief Executive Officer

-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
EARNINGS BY QUARTER                                 [GRAPH]
($ millions)
-----------------------------------------------------------------------------------------
                                                    33      70      72      105     111
-----------------------------------------------------------------------------------------

- Oil Sands achieved its best ever quarter production, averaging 116,700 barrels per day during the second quarter, compared with 112,000 barrels per day during the comparable period in 1999. Oil Sands continues to target average daily production of 115,000 barrels per day for 2000.

- In Suncor's downstream refining and retail marketing business, Sunoco reported second quarter earnings of $20 million compared with $3 million in the second quarter of 1999. This increase is largely attributed to improved refining margins, and a lower income tax rate partially offset by weaker retail margins resulting from higher crude oil costs that could not be immediately recovered in the market.

- In April, Suncor announced a natural gas repositioning strategy for its Natural Gas business (formerly Exploration and Production.) Goals established include reducing annual expenses by $18 - $20 million in 2001 and achieving a 10% sustainable return on capital.

- Suncor applied to the Alberta government's applicable regulatory agencies to proceed with its Firebag In-Situ project during the second quarter. If approved, Firebag is being designed to increase Oil Sands production by 35,000 barrels per day by the end of 2004.

- The commissioning of the Stuart Oil Shale project in Australia remains behind schedule. During the quarter, two test runs of five to seven days were carried out and produced on-specification product. Both tests yielded information for further analysis.

-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
CASH FLOW FROM OPERATIONS                           [GRAPH]
BY QUARTER
($ millions)
-----------------------------------------------------------------------------------------
                                                    129     147     222     269     244
-----------------------------------------------------------------------------------------

GROWTH SUPPORTED BY HIGHER COMMODITY PRICES

"High commodity prices in the second quarter contributed to an improvement in earnings from the same quarter last year, giving us the financial strength to support our strategic growth objectives," says Rick George, president and chief executive officer. "I'm confident we're on track to become one of the lowest cost oil producers in North America and to strengthen our natural gas business."

     Project Millennium made good progress during the quarter but the project remains under the same cost pressures noted in the first quarter. "We are managing costs closely, but project costs are currently expected to increase to the higher end of the first quarter estimate range of 5 - 15%. We still believe that the start up schedule, production costs and cash operating costs targets will be achieved," says George.

     Pre-sold crude oil production has resulted in a hedging loss for both the quarter of $51 million and $102 million on a year-to-date basis that partially offset earnings. Suncor's crude oil hedging strategy has helped to maintain financial stability and cash flow predictability during this period of high capital expenditures without diluting shareholder equity. "We have no plans or need for further crude oil hedging at this time," says George.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   3 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


"High commodity prices in the second quarter contributed to an improvement in earnings from the same quarter last year, giving us the financial strength to support our strategic growth objectives."

RICHARD L. GEORGE,
President and Chief Executive Officer


     The strategic repositioning of Suncor's Natural Gas business, announced in the second quarter, is now well underway with efforts to build competitive operating areas, improve base business efficiency and create new low-capital businesses.

     "I'm pleased with the amount of progress we've made since we announced this re-positioning earlier in the quarter," says George. "My targets for success call for the reduction of annual expenses in this business by $18 - $20 million in 2001 and achieving a 10% sustainable return on capital."

     Also during the quarter, George said Suncor moved forward on its commitment to invest $100 million over five years in alternative and renewable energy ventures. Suncor has entered into an agreement with Conestoga-Rovers and Associates of Waterloo, Ontario to assess opportunities to produce energy from Canadian municipal landfills and operate landfill gas projects in Canada. Landfill gas recovery can provide environmental benefits by reducing greenhouse gas emissions and local landfill odors. Landfill gas collection and control systems have been successfully used in North America and Europe.

     Suncor joined six global energy companies to research and develop advanced carbon dioxide (CO2) separation and geologic storage technology aimed at reducing greenhouse gas emissions. The companies will participate in the US$20 million, three-and-a-half-year CO2 Capture Project. If successful, the project could lead to reductions in greenhouse gas emissions across a wide range of industries, including the energy sector.

     This spring, the Suncor Energy Foundation announced a $600,000, four-year partnership with a national environmental organization called Evergreen. Half of the monies donated will be dedicated towards Evergreen's national efforts to engage communities in urban greenspace planning and restoration, schoolyard reclamation and environmental education of homeowners. The remaining $300,000 will be allocated equally between Calgary, Fort McMurray and Sarnia, where Suncor has its largest business presence. The money is directed toward the development of environmental millennium legacy gifts in each city.

     Also during the quarter, Suncor's common shares split on a two-for-one basis. "I hope this provides an opportunity for more retail investors to own Suncor common shares," says George. The last time Suncor split its common shares was in 1997.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   4 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


CONSOLIDATED FINANCIAL RESULTS

SECOND QUARTER

Consolidated earnings for the second quarter of 2000 were $111 million ($0.47 per common share), compared with earnings of $33 million ($0.12 per share) in the second quarter of 1999. Cash flow from operations was $244 million ($1.04 per common share), compared with $129 million ($0.52 per common share) in the second quarter of 1999.

     The increase was primarily a result of the continuing high crude oil and natural gas prices, record Oil Sands production and improved refining margins. As well, reductions in income tax rates increased Sunoco's earnings in the second quarter of 2000 by $7 million. These favourable factors were partially offset by hedging losses of $51 million in the quarter (compared to a loss of $6 million in the second quarter of 1999), reduced production from the Natural Gas business, lower retail gasoline margins and both higher operating and volume related costs associated with the increased production at the Oil Sands operations. In addition to these factors, earnings were also higher due to gains associated with the second quarter divestment of non-core oil properties by the Natural Gas business. These gains were partially offset by restructuring charges during the quarter associated with the repositioning of the Natural Gas business.

-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
OIL SANDS PRODUCTION BY QUARTER                     [GRAPH]
(thousands of barrels per day)
-----------------------------------------------------------------------------------------
                                                    112.0   101.5   113.2   114.8   116.7
-----------------------------------------------------------------------------------------

SIX MONTHS CONSOLIDATED

For the first six months of 2000, Suncor reported consolidated net earnings of $216 million ($0.92 per common share), compared with $44 million ($0.16 per common share) in the first half of 1999. Cash flow from operations was $513 million ($2.21 per common share), compared with $222 million ($0.94 per common share) in the first six months of 1999. The increase in both earnings and cash flow were primarily due to the same factors that affected second quarter earnings, as previously noted.

BUSINESS UNIT PERFORMANCE

OIL SANDS CONTINUES TO ACHIEVE RECORD PRODUCTION INCREASES.

During the second quarter, Oil Sands posted earnings of $81 million, up from $34 million recorded in the second quarter of 1999. The increase was primarily due to higher crude oil prices and record sales volumes, partially offset by crude oil hedging losses and higher non-cash charges and operating costs. Cash flow from operations was $181 million, compared with $90 million during the same period last year.

     Oil Sands production set a best-ever quarter production record by averaging 116,700 barrels per day in the second quarter, up from 112,000 barrels per day in the second quarter of 1999. Oil Sands' average production target for this year remains at 115,000 barrels per day.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   5 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


     Cash operating costs averaged $11.65 per barrel for the first half of the year, largely unchanged from the $11.70 per barrel in the first six months of 1999. Oil Sands continues to target average cash operating costs of $11.50 per barrel for 2000.

     During the quarter, Suncor submitted its application to the Alberta Energy and Utilities Board and Alberta Environment to proceed with its Firebag In-Situ project. The submission follows a comprehensive public and regulatory consultation and communication program, an Environmental Impact Assessment and extensive engineering studies. Construction of the facility is expected to begin in 2001, pending regulatory and Suncor board of directors approval.

     This project will increase Oil Sands production by 35,000 barrels a day by the end of 2004. Long-term plans call for further investments to increase production in stages, potentially increasing total Oil Sands production to as much as 450,000 barrels of oil per day in 2008.

     Subsequent to the end of the second quarter, Suncor announced a long-term sales agreement with Consumers' Co-operative Refineries Limited. (CCRL.) Suncor is expected to begin supplying CCRL with 20,000 barrels per day of sour crude oil production from its Millennium expansion facilities by late 2002.

-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
REFINED PRODUCT MARGINS BY QUARTER                  [GRAPH]
(cents per litre)
-----------------------------------------------------------------------------------------
Retail                                              7.6     6.9     7.2     6.8     6.4
-----------------------------------------------------------------------------------------
Refining                                            3.3     4.8     4.3     5.4     6.3
-----------------------------------------------------------------------------------------

PROJECT MILLENNIUM UPDATE

By mid-July, Project Millennium's site construction was one-third complete and on-site construction activity continues to increase, with the workforce expected to peak in the third and fourth quarters.

     In the current economic environment, costs are expected to rise higher than the original $2 billion estimate. Project costs are expected to increase in the higher end of the 5 - 15% range, noted in the first quarter. As well, a $150 million cost increase announced at the same time is expected to improve long-term reliability with the potential for increased production from parts of the plant.

     The target for commissioning remains on track for the second half of 2001. Total Oil Sands production is targeted to average 130,000 barrels per day in 2001.

SUNOCO EARNINGS SUPPORTED BY CONTINUED STRONG REFINING MARGINS

Sunoco's second quarter earnings rose to $20 million, compared with earnings of $3 million in the second quarter of 1999. Earnings for the quarter include recently announced reductions in income tax rates that increased earnings by $7 million. Cash flow from operations was $38 million for the quarter compared with $17 million in the second quarter of 1999.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   6 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


-----------------------------------------------------------------------------------------
                                                            1999                2000
                                                    -------------------------------------
                                                     Q2      Q3      Q4      Q1      Q2
                                                    -------------------------------------
NATURAL GAS BOE                                     [GRAPH]
CONVENTIONAL PRODUCTION BY QUARTER
(thousands of barrels of oil equivalent per day)
-----------------------------------------------------------------------------------------
                                                    36.3    35.6    33.8    33.8    26.1
-----------------------------------------------------------------------------------------


     Refining earnings were $21 million in the second quarter compared with a loss of $2 million for the same quarter last year. In addition to the benefit of the income tax rate reductions, higher refining margins contributed to the improvement in earnings as a result of historically low North American gasoline inventories and higher demand expectations for the summer. During the quarter, Sunoco successfully completed a planned 32-day hydrocracker turnaround at its Sarnia refinery, on time and on budget.

     Sunoco's retail marketing earnings were $1 million, compared with earnings of $6 million in the second quarter of last year. The decline in earnings primarily reflects lower margins, as rapidly rising wholesale prices could not be fully recovered at the retail outlets.

     Sunoco's Integrated Energy Solutions business posted a loss of $2 million for the quarter compared with a loss of $1 million in the second quarter of 1999.

NATURAL GAS MOVES FORWARD ON REPOSITIONING PLANS

In the second quarter, the Natural Gas business reported earnings of $16 million, up from $13 million in the same period in 1999. Earnings in the quarter include divestment gains of $34 million and restructuring costs of $20 million.

     Earnings were negatively impacted by higher dry-hole costs, and lower production volumes associated with the asset divestment program. These factors were partially offset by higher commodity prices, with natural gas prices averaging $3.70 per thousand cubic feet (mcf) during the second quarter, up from $2.15 per mcf in the same period last year.

     Cash flow from operations in the quarter was $42 million compared with $43 million in the second quarter of 1999.

     During the quarter, divestment proceeds were $198 million, including the sale of conventional oil properties and the Burnt Lake facility. The impact of the conventional properties divestments made in 2000 will result in an annual decline in production by approximately 3,300 BOE per day and a 31 million BOE reduction in proven reserves. Natural Gas is continuing its strategy to divest non-core properties over the balance of the year in order to reach its divestment proceeds target of $250 million.

     Production volumes averaged 26,100 BOE per day for the quarter versus 36,300 BOE per day for the same period in 1999. The Natural Gas business is currently targeting an average daily production rate of 27,000 BOE for this year, including 190 million cubic feet of natural gas per day.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   7 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


"I'm pleased with the amount of progress we've made since we announced this [Natural Gas business] re-positioning earlier in the quarter."

RICHARD L. GEORGE,
President and Chief Executive Officer


STUART OIL SHALE PROJECT

Suncor's Stuart Oil Shale project in Australia, which is currently behind schedule, carried out two multi-day tests during the second quarter. Both tests yielded valuable information for further analysis and produced on-specification product. An assessment is underway to determine the extent of additional work to be carried out, which would also include further capital expenditures to address the findings of the tests. The results of the assessment will be announced in the third quarter. Depending upon the cost, duration and extent of any additional work, if Suncor does not proceed with this project, any associated write-off would be in excess of the current estimate of $55 to $65 million.

SUNCOR ENERGY IS AN INTEGRATED CANADIAN ENERGY COMPANY WITH A LEADING POSITION IN CANADA'S OIL SANDS INDUSTRY. SUNCOR IS ALSO A NATURAL GAS PRODUCER IN WESTERN CANADA, OPERATES A REFINING AND MARKETING BUSINESS IN ONTARIO UNDER THE SUNOCO BRAND, AND IS PURSUING INTERNATIONAL GROWTH WITH AN OIL SHALE PROJECT IN AUSTRALIA. AT THE SAME TIME AS SUNCOR MEETS TODAY'S ENERGY NEEDS, THE COMPANY IS ALSO INVESTING IN ALTERNATIVE AND RENEWABLE ENERGY FOR THE FUTURE. SUNCOR ENERGY COMMON SHARES ARE LISTED FOR TRADING ON THE TORONTO AND NEW YORK STOCK EXCHANGES (SYMBOL SU).

NOTE: THIS NEWS RELEASE CONTAINS FORWARD-LOOKING INFORMATION. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY FROM THOSE CURRENTLY ANTICIPATED AS A RESULT OF A NUMBER OF FACTORS, RISKS AND UNCERTAINTIES, KNOWN AND UNKNOWN. THE RISKS, UNCERTAINTIES AND OTHER FACTORS THAT COULD INFLUENCE ACTUAL RESULTS ARE DESCRIBED IN SUNCOR ENERGY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH REGULATORY AUTHORITIES.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                   8 SUNCOR ENERGY INC. -- SECOND QUARTER 2000

Consolidated Statements of Earnings
(unaudited)

                                              Second quarter   Six months ended June 30
($ millions)                                  2000      1999        2000        1999
---------------------------------------------------------------------------------------
REVENUES                                       820       564       1 599       1 033
---------------------------------------------------------------------------------------
EXPENSES
  Purchases of crude oil and products          208       131         363         210
  Operating, selling and general               219       185         436         363
  Exploration                                   25         6          35          20
  Royalties                                     43        20          86          36
  Taxes other than income taxes                 91        85         175         162
  Depreciation, depletion and amortization      89        78         180         153
  Gain on disposal of assets                   (74)       (9)        (75)         (9)
  Restructuring (note 2)                        43        --          43          --
  Interest                                      --         7          --          19
---------------------------------------------------------------------------------------
                                               644       503       1 243         954
---------------------------------------------------------------------------------------
EARNINGS BEFORE INCOME TAXES                   176        61         356          79
---------------------------------------------------------------------------------------
PROVISION FOR INCOME TAXES
  Current                                       12         7          19          11
  Future                                        53        21         121          24
---------------------------------------------------------------------------------------
                                                65        28         140          35
---------------------------------------------------------------------------------------
NET EARNINGS                                   111        33         216          44
Dividends on preferred securities               (7)       (7)        (13)         (8)
---------------------------------------------------------------------------------------
Net earnings attributable to
  common shareholders                          104        26         203          36
---------------------------------------------------------------------------------------
PER COMMON SHARE (dollars)
  Net earnings                                0.50      0.15        0.98        0.20
  Dividends on preferred securities           0.03      0.03        0.06        0.04
---------------------------------------------------------------------------------------
  Net earnings attributable to
    common shareholders
  Basic                                       0.47      0.12        0.92        0.16
  Diluted                                     0.47      0.12        0.91        0.16
---------------------------------------------------------------------------------------
  Dividends                                  0.085     0.085        0.17        0.17
---------------------------------------------------------------------------------------

See accompanying notes.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                    9 SUNCOR ENERGY INC. -- SECOND QUARTER 2000


Consolidated Balance Sheets
(unaudited)

                                                               June 30               December 31
($ millions)                                                      2000                      1999
------------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                          6                         5
  Accounts receivable                                              359                       277
  Future income taxes                                               43                        14
  Inventories                                                      161                       161
------------------------------------------------------------------------------------------------
Total current assets                                               569                       457
------------------------------------------------------------------------------------------------
Capital assets, net                                              5 169                     4 528
Deferred charges and other                                         175                       191
------------------------------------------------------------------------------------------------
Total assets                                                     5 913                     5 176
================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Short-term borrowings                                             14                        32
  Accounts payable                                                 353                       277
  Accrued liabilities                                              261                       339
  Income taxes                                                      16                        15
  Taxes other than income taxes                                     40                        46
  Current portion of long-term borrowings                            1                         1
------------------------------------------------------------------------------------------------
Total current liabilities                                          685                       710
------------------------------------------------------------------------------------------------
Long-term borrowings                                             1 741                     1 306
Accrued liabilities and other                                      254                       236
Future income taxes                                                897                       816
Shareholders' equity (see below)                                 2 336                     2 108
------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                       5 913                     5 176
================================================================================================

SHAREHOLDERS' EQUITY:
                                                      Number                    Number
------------------------------------------------------------------------------------------------
Preferred securities                              17 540 000       514      17 540 000       514
Share capital                                    221 448 238       530     221 032 238       524
Retained earnings                                                1 292                     1 070
------------------------------------------------------------------------------------------------
                                                                 2 336                     2 108
================================================================================================

See accompanying notes.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                  10 Suncor Energy Inc. -- Second Quarter 2000


Consolidated Statements of Cash Flows
(unaudited)

                                                  Second quarter   Six months ended June 30
($ millions)                                      2000      1999        2000        1999
-------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Cash flow provided from operations(1),(2)          244       129         513        222
Decrease (increase) in operating working capital
  Accounts receivable                              (17)      (41)        (82)       (63)
  Inventories                                        8        25          --         17
  Accounts payable and accrued liabilities          34        57          (2)        39
  Taxes payable                                     11         1          (5)       (12)
-------------------------------------------------------------------------------------------
CASH PROVIDED FROM OPERATING ACTIVITIES            280       171         424        203
-------------------------------------------------------------------------------------------
CASH USED IN INVESTING ACTIVITIES(2)              (216)     (230)       (676)      (414)
-------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY)
BEFORE FINANCING ACTIVITIES                         64       (59)       (252)      (211)
-------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Decrease in short-term borrowings                   (1)       (4)        (18)        (3)
Issuance of preferred securities                    --        --          --        507
Stuart oil shale project borrowings                 --         5          --          9
Repayment of commercial paper borrowings            --       (16)         --       (507)
Net increase (decrease) in other
  long-term borrowings                             (34)       65         326        244
Issuance of common shares under stock option plan    4         4           5          5
Dividends paid on preferred securities(3)          (12)      (13)        (23)       (14)
Dividends paid on common shares                    (18)      (18)        (37)       (37)
-------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED IN) FINANCING ACTIVITIES  (61)       23         253        204
-------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS     3       (36)          1         (7)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD     3        55           5         26
-------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD           6        19           6         19
===========================================================================================
PER COMMON SHARE (dollars)
(1) Cash flow provided from operations            1.10      0.58        2.32       1.00
(3) Dividends paid on preferred
    securities (pre-tax)                          0.06      0.06        0.11       0.06
-------------------------------------------------------------------------------------------
    Cash flow provided from operations after
    deducting dividends paid on preferred
    securities                                    1.04      0.52        2.21       0.94
-------------------------------------------------------------------------------------------
(2) See Schedules of Segmented Data

See accompanying notes.


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                  11 Suncor Energy Inc. -- Second Quarter 2000


Consolidated Statements of Changes in Shareholders' Equity
(unaudited)


                                                        Preferred          Share         Retained
($ millions)                                           Securities         Capital        Earnings
-------------------------------------------------------------------------------------------------
AT DECEMBER 31, 1998                                           --             518             981
Net earnings                                                   --              --              44
Dividends paid                                                 --              --             (46)
Issuance of preferred securities                              514              --              --
Issued for cash under stock option plan                        --               5              --
-------------------------------------------------------------------------------------------------
AT JUNE 30, 1999                                              514             523             979
=================================================================================================
AT DECEMBER 31, 1999                                          514             524           1 070
Net earnings                                                   --              --             216
Dividends paid                                                 --              --             (50)
Issued under dividend reinvestment plan                        --               1              (1)
Issued for cash under stock option plan                        --               5              --
Income taxes -- impact of new standard (note 3(b))             --              --              57
-------------------------------------------------------------------------------------------------
AT JUNE 30, 2000                                              514             530           1 292
=================================================================================================

See accompanying notes.


Common Share Information

                                                                          2000           1999
-------------------------------------------------------------------------------------------------
six months ended June 30
Average number outstanding, weighted monthly (thousands)               221 172        220 641
-------------------------------------------------------------------------------------------------
as at June 30
Share price at end of trading
  Toronto Stock Exchange    -- $Canadian                                 34.20          30.20
  New York Stock Exchange   -- $U.S.                                     23.25          20.60
-------------------------------------------------------------------------------------------------
Book value per common share -- $Canadian                                  8.24           6.80
                            -- $U.S.                                      5.56           4.61
-------------------------------------------------------------------------------------------------
Common share options outstanding                                     6 277 681      5 893 553
-------------------------------------------------------------------------------------------------

Ratios
(unaudited)

-------------------------------------------------------------------------------------------------
as at June 30
Debt to debt plus shareholders' equity (%)                                42.9          34.4
-------------------------------------------------------------------------------------------------
Net tangible asset coverage on long-term debt (times)
  Before deduction of future income taxes                                  2.8           3.5
-------------------------------------------------------------------------------------------------
  After deduction of future income taxes                                   2.2           2.7
-------------------------------------------------------------------------------------------------
twelve months ended June 30
Debt to cash flow provided from operations (times)                         2.0           2.0
-------------------------------------------------------------------------------------------------
Interest coverage on long-term debt (times)
  Net income                                                               7.2           3.4
-------------------------------------------------------------------------------------------------
  Cash flow from operations                                               10.7           7.7
-------------------------------------------------------------------------------------------------


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                  12 Suncor Energy Inc. -- Second Quarter 2000

Notes to the Consolidated Financial Statements
(unaudited)

1.   ACCOUNTING POLICIES

These financial statements follow the same accounting policies and methods of computation as, and should be read in conjunction with, the most recent annual financial statements except as described in note 3.

2.   RESTRUCTURING CHARGE

During the second quarter, the company announced the approval, by the Board of Directors, of a new strategy designed to deliver profitable and sustainable growth in its Natural Gas business by capitalizing on opportunities to strengthen its competitive position, lower costs and improve its return on capital. As a result of initiating the first phase of the strategy, the carrying value of certain assets was written down to their estimated fair market value and a provision for estimated restructuring costs, including those associated with employee terminations, was recorded. The impact of these charges to expense is to decrease net earnings by $20 million after income tax credits of $23 million. Subject to further review and assessments, as well as possible adjustments to the above estimates, additional restructuring charges could be recorded in the second half of the year.

3.   ADOPTION OF NEW ACCOUNTING STANDARDS

a)   EMPLOYEE FUTURE BENEFITS

Effective January 1, 2000, the company adopted new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants for the recognition, measurement and disclosure of the cost of employee future benefits. Under this standard, a liability and an expense is recognized for all employee future benefits in the reporting period in which an employee has provided the service that gives rise to the benefits. The recommendations were adopted in a manner that produces accrued benefit asset or obligation and expense amounts for all of its benefit plans that are the same as those determined by application of accounting principles generally accepted in the United States.

     The new recommendations, which will not affect the company's cash flows or liquidity, have been adopted retroactively and prior periods' results have been restated. As a result, retained earnings were decreased by $34 million, accrued liabilities and other were increased by $57 million and future income taxes were decreased by $23 million at January 1, 2000. The impact of the new recommendations for the six months ended June 30, 2000 was to increase operating, selling and general expenses by $7 million and decrease net earnings by $4 million after income tax credits of $3 million (1999 - increase operating, selling and general expenses by $12 million and decrease net earnings by $7 million after income tax credits of $5 million).

b)   INCOME TAXES

Effective January 1, 2000, the company adopted new recommendations issued by the Accounting Standards Board of the Canadian Institute of Chartered Accountants dealing with the accounting for income taxes. This standard requires the use of the asset and liability method for computing future income taxes. Under this method, future income taxes are recognized based on differences between the book and tax values of assets and liabilities. Future income tax assets and liabilities are measured using the tax rates and tax laws expected to apply when those differences are settled in the future. The effect on future income tax assets and liabilities of a change in tax rates is included in net earnings in the year in which the change to the future tax liability is made. Material changes in tax rates could result in volatility in net earnings in the periods affected. Previously, the company followed the deferral method of accounting for income taxes, which was based on differences in the timing of reporting income and expenses in financial statements and tax returns.

     The new recommendations, which will not affect the company's cash flows or liquidity, have been adopted retroactively without restating prior periods. The cumulative effect at January 1, 2000 is to decrease future income taxes and increase retained earnings by $57 million.

     The effective income tax rate for the six months ended June 30, 2000 was 39%, reflecting a non-cash credit of $7 million resulting from the revaluation of future income tax balances. This revaluation reflects the substantive enactment of reductions in income tax rates this year.

4.   COMPARATIVE FIGURES

In addition to the restatement of prior periods' results for comparative purposes identified in note 3, adoption of the new accounting standards has resulted in changes to prior periods' capital employed, return on capital employed, affected ratios and indicators, and certain per common share calculations.

     The 1999 common share price and number of common shares and common share options outstanding, as well as net earnings, cash dividends, cash flow from operations and book value per common share, have been changed to reflect the two-for-one split of the company's common shares during the second quarter of 2000.

5.   SUPPLEMENTAL INFORMATION


($ millions)                      2000            1999
------------------------------------------------------
SIX MONTHS ENDED JUNE 30
Interest paid                       44              32
------------------------------------------------------
Income taxes paid                   16               7
------------------------------------------------------
Interest expense
  Long-term interest cost           48              36
  Capitalized interest             (48)            (17)
------------------------------------------------------
                                    --              19
======================================================
SECOND QUARTER
Interest paid                       16               6
------------------------------------------------------
Income taxes paid                   --               4
------------------------------------------------------
Interest expense
 Long-term interest cost            26              16
 Capitalized interest              (26)             (9)
------------------------------------------------------
                                    --               7
======================================================


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                  13 Suncor Energy Inc. -- Second Quarter 2000


Schedules of Segmented Data
(unaudited)

                                                                                            Corporate
                                           Oil Sands     Natural Gas         Sunoco      and Eliminations         Total
($ millions)                              2000    1999   2000    1999     2000     1999    2000    1999       2000      1999
----------------------------------------------------------------------------------------------------------------------------
EARNINGS
Six months ended June 30
REVENUES
Sales and other operating revenues         282     204     95      61    1 221      766      --      --      1 598     1 031
Intersegment revenues                      394     160     77      78       --       --    (471)   (238)        --        --
Interest                                    --      --     --      --       --       --       1       2          1         2
----------------------------------------------------------------------------------------------------------------------------
                                           676     364    172     139    1 221      766    (470)   (236)     1 599     1 033
EXPENSES
Purchases of crude oil and products          2       3     --      --      827      439    (466)   (232)       363       210
Operating, selling and general             225     171     37      38      146      132      28      22        436       363
Exploration                                 --      --     35      20       --       --      --      --         35        20
Royalties                                   50      19     36      17       --       --      --      --         86        36
Taxes other than income taxes                5       5      2       2      168      155      --      --        175       162
Depreciation, depletion and amortization   113      80     41      47       26       26      --      --        180       153
(Gain) loss on disposal of assets           --       2    (74)    (11)      (1)      --      --      --        (75)       (9)
Restructuring                               --      --     43      --       --       --      --      --         43        --
Interest                                    --      --     --      --       --       --      --      19         --        19
----------------------------------------------------------------------------------------------------------------------------
                                           395     280    120     113    1 166      752    (438)   (191)     1 243       954
----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES        281      84     52      26       55       14     (32)    (45)       356        79
Income taxes                              (110)    (33)   (28)    (10)     (16)      (6)     14      14       (140)      (35)
----------------------------------------------------------------------------------------------------------------------------
NET EARNINGS (LOSS)                        171      51     24      16       39        8     (18)    (31)       216        44
============================================================================================================================
CAPITAL EMPLOYED
as at June 30                            1 360   1 329    459     748      451      488     (63)   (105)     2 207     2 460
============================================================================================================================
Twelve months ended June 30
RETURN ON AVERAGE CAPITAL EMPLOYED (%)    21.4    11.7    8.1     4.3     12.5      4.4      --      --       15.5       6.9
============================================================================================================================
RETURN ON AVERAGE CAPITAL EMPLOYED (%)*   12.1     7.8    8.1     4.3     12.5      4.4      --      --       10.1       5.3
============================================================================================================================
CASH FLOW BEFORE FINANCING ACTIVITIES
six months ended June 30
CASH PROVIDED FROM (USED IN)
OPERATING ACTIVITIES:
  Cash flow provided from
  (used in) operations
    Net earnings (loss)                    171      51     24      16       39        8     (18)    (31)       216        44
    Exploration expenses
     Cash                                   --      --      7       8       --       --      --      --          7         8
     Dry hole costs                         --      --     28      12       --       --      --      --         28        12
    Non-cash items included in earnings
     Depreciation, depletion
      and amortization                     113      80     41      47       26       26      --      --        180       153
     Future income taxes                   102      31     27      10        3       (4)    (11)    (13)       121        24
     Current income tax provision
      allocated to Corporate                 8       2      1      --       13       10     (22)    (12)        --        --
     (Gain) loss on disposal of assets      --       2    (74)    (11)      (1)      --      --      --        (75)       (9)
     Restructuring                          --      --     35      --       --       --      --      --         35        --
     Other                                   3      --      1       2        3        1       2       3          9         6
    Overburden removal outlays             (19)    (25)    --      --       --       --      --      --        (19)      (25)
    Increase (decrease) in deferred
     credits and other                       2       2     --       1        1       (1)      8       7         11         9
----------------------------------------------------------------------------------------------------------------------------
 Total cash flow provided from
  (used in) operations                     380     143     90      85       84       40     (41)    (46)       513       222
 Decrease (increase) in operating
  working capital                         (165)    (54)    54       5       (4)      --      26      30        (89)      (19)
----------------------------------------------------------------------------------------------------------------------------
 Total cash provided from
  (used in) operating activities           215      89    144      90       80       40     (15)    (16)       424       203
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED IN)
INVESTING ACTIVITIES:
  Capital and exploration expenditures    (853)   (308)   (73)    (93)     (17)      (8)    (13)    (22)      (956)     (431)
  Deferred maintenance
   shutdown expenditures                    (1)    (22)    --      --       (8)      --      --      --         (9)      (22)
  Deferred outlays and other
   investments                              (9)     (7)    --      --       (6)      (1)      1      --        (14)       (8)
  Proceeds from disposals                  101       1    201      46        1       --      --      --        303        47
----------------------------------------------------------------------------------------------------------------------------
  Total cash provided from (used in)
   investing activities                   (762)   (336)   128     (47)     (30)      (9)    (12)    (22)      (676)     (414)
----------------------------------------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY) BEFORE
 FINANCING ACTIVITIES                     (547)   (247)   272      43       50       31     (27)    (38)      (252)     (211)
============================================================================================================================

* The company's definition of capital employed excludes capitalized costs related to major projects in progress. If capital employed were to include these capitalized costs, the return on average capital employed would be as stated on this line.

Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                  14 Suncor Energy Inc. -- Second Quarter 2000


Schedules of Segmented Data
(unaudited)

                                                                                            Corporate
                                           Oil Sands     Natural Gas         Sunoco      and Eliminations         Total
($ millions)                              2000    1999   2000    1999     2000     1999    2000    1999       2000      1999
----------------------------------------------------------------------------------------------------------------------------
EARNINGS
Second quarter
REVENUES
Sales and other operating revenues         131     105     49      41      640      417      --      --        820       563
Intersegment revenues                      203      95     33      28       --       --    (236)   (123)        --        --
Interest                                    --      --     --      --       --       --      --       1         --         1
----------------------------------------------------------------------------------------------------------------------------
                                           334     200     82      69      640      417    (236)   (122)       820       564
EXPENSES
Purchases of crude oil and products          2      --     --      --      445      255    (239)   (124)       208       131
Operating, selling and general             116      85     14      19       73       63      16      18        219       185
Exploration                                 --      --     25       6       --       --      --      --         25         6
Royalties                                   25      12     18       8       --       --      --      --         43        20
Taxes other than income taxes                2       3      2       1       87       81      --      --         91        85
Depreciation, depletion and amortization    58      42     18      23       13       13      --      --         89        78
(Gain) loss on disposal of assets           --       2    (73)    (11)      (1)      --      --      --        (74)       (9)
Restructuring                               --      --     43      --       --       --      --      --         43        --
Interest                                    --      --     --      --       --       --      --       7         --         7
----------------------------------------------------------------------------------------------------------------------------
                                           203     144     47      46      617      412    (223)    (99)       644       503
----------------------------------------------------------------------------------------------------------------------------
EARNINGS (LOSS) BEFORE INCOME TAXES        131      56     35      23       23        5     (13)    (23)       176        61
Income taxes                               (50)    (22)   (19)    (10)      (3)      (2)      7       6        (65)      (28)
----------------------------------------------------------------------------------------------------------------------------
Net earnings (loss)                         81      34     16      13       20        3      (6)    (17)       111        33
============================================================================================================================
CASH FLOW BEFORE FINANCING ACTIVITIES
Second quarter
CASH PROVIDED FROM (USED IN)
OPERATING ACTIVITIES:
 Cash flow provided from
 (used in) operations
  Net earnings (loss)                       81      34     16      13       20        3      (6)    (17)       111        33
  Exploration expenses
   Cash                                     --      --      3       2       --       --      --      --          3         2
   Dry hole costs                           --      --     22       4       --       --      --      --         22         4
  Non-cash items included in earnings
   Depreciation, depletion
    and amortization                        58      42     18      23       13       13      --      --         89        78
   Future income taxes                      45      21     31      10       (3)      (4)    (20)     (6)        53        21
   Current income tax provision
    allocated to Corporate                   5       1    (12)     --        6        6       1      (7)        --        --
   (Gain) loss on disposal of assets        --       2    (73)    (11)      (1)      --      --      --        (74)       (9)
   Restructuring                            --      --     35      --       --       --      --      --         35        --
   Other                                    --       1      2       1        2       --       6       1         10         3
  Overburden removal outlays               (11)    (13)    --      --       --       --      --      --        (11)      (13)
  Increase (decrease) in deferred
   credits and other                         3       2     --       1        1       (1)      2       8          6        10
----------------------------------------------------------------------------------------------------------------------------
 Total cash flow provided from
  (used in) operations                     181      90     42      43       38       17     (17)    (21)       244       129
 Decrease (increase) in operating
  working capital                          (72)    (10)    74      (1)      21       39      13      14         36        42
----------------------------------------------------------------------------------------------------------------------------
 Total cash provided from
  (used in) operating activities           109      80    116      42       59       56      (4)     (7)       280       171
----------------------------------------------------------------------------------------------------------------------------
CASH PROVIDED FROM (USED IN)
INVESTING ACTIVITIES:
  Capital and exploration expenditures    (447)   (199)   (33)    (34)     (12)      (5)     (7)     (8)      (499)     (246)
  Deferred maintenance
   shutdown expenditures                    (1)    (20)    --      --       (8)      --      --      --         (9)      (20)
  Deferred outlays and other
   investments                              (6)     (7)    --      --       (3)      (1)      1       1         (8)       (7)
  Proceeds from disposals                  101       1    198      42        1       --      --      --        300        43
----------------------------------------------------------------------------------------------------------------------------
  Total cash provided from (used in)
   investing activities                   (353)   (225)   165       8      (22)      (6)     (6)     (7)      (216)     (230)
----------------------------------------------------------------------------------------------------------------------------
NET CASH SURPLUS (DEFICIENCY) BEFORE
 FINANCING ACTIVITIES                     (244)   (145)   281      50       37       50     (10)    (14)        64       (59)
============================================================================================================================


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

                                  15 Suncor Energy Inc. -- Second Quarter 2000

Quarterly Operating Summary
(unaudited)

                                                                       For the quarter ended    Six months ended  Total Year
----------------------------------------------------------------------------------------------------------------------------
                                             June 30    Mar 31    Dec 31   Sept 30   June 30   June 30   June 30
                                                2000      2000      1999      1999      1999      2000      1999       1999
----------------------------------------------------------------------------------------------------------------------------
OIL SANDS
PRODUCTION(a)                                  116.7     114.8     113.2     101.5     112.0     115.7     103.8      105.6
SALES(a)
  light sweet crude oil                         64.3      67.7      62.8      52.1      41.3      66.0      47.9       52.7
  diesel                                         8.6       8.7       9.5       8.4       6.8       8.6       7.4        8.2
  light sour crude oil                          45.2      41.5      35.1      47.5      54.8      43.4      41.3       41.3
----------------------------------------------------------------------------------------------------------------------------
                                               118.1     117.9     107.4     108.0     102.9     118.0      96.6      102.2
----------------------------------------------------------------------------------------------------------------------------
AVERAGE SALES PRICE(b)
  light sweet crude oil                        33.54     34.35     30.81     27.23     24.47     33.96     22.25      26.06
  other (diesel and light sour crude oil)      28.22     28.46     25.91     21.45     19.60     28.33     19.44      21.48
  total                                        31.12     31.84     28.77     24.24     21.57     31.48     20.83      23.84
  total*                                       39.40     39.19     33.72     27.56     22.29     39.29     20.52      25.89
CASH OPERATING COSTS(1),(C)                    12.20     11.10     11.15     12.35     10.90     11.65     11.70      11.70
TOTAL OPERATING COSTS(2),(C)                   16.60     15.50     15.10     15.30     14.30     16.05     14.90      15.05

NATURAL GAS

GROSS PRODUCTION**
Conventional
  crude oil(a)***                                3.5       8.1       7.9       8.4       9.7       5.8      10.2        9.2
  natural gas liquids(a)                         3.1       3.5       4.0       4.1       4.1       3.3       4.4        4.2
  natural gas(d)                                 195       222       219       231       225       208       227        226
  total(e)                                      26.1      33.8      33.8      35.6      36.3      29.9      37.3       36.0
AVERAGE SALES PRICE
  crude oil -- conventional(b)                 30.04     26.30     25.21     20.55     20.48     27.43     19.43      20.94
  crude oil -- conventional(b)*                38.65     38.23     32.72     28.01     21.89     38.36     18.95      24.01
  natural gas liquids(b)                       32.80     33.16     27.12     22.81     16.70     32.99     14.12      19.32
  natural gas(f)                                3.70      2.96      2.96      2.48      2.15      3.30      2.16       2.44
  natural gas(f)*                               3.70      2.97      3.11      2.58      2.17      3.31      2.13       2.48
NET WELLS DRILLED
Conventional -- exploratory****                    9         2        10         6         1        11         3         19
             -- development                        6         4         4         1         2        10         2          7
----------------------------------------------------------------------------------------------------------------------------
                                                  15         6        14         7         3        21         5         26
----------------------------------------------------------------------------------------------------------------------------
SUNOCO
REFINED PRODUCT SALES(g)
Transportation fuels
  Gasoline -- retail*****                        4.2       4.0       4.3       4.0       4.2       4.1       4.1        4.1
           -- other                              4.2       3.8       3.8       3.8       3.9       4.0       3.6        3.7
  Jet fuel                                       1.0       1.1       0.9       1.2       1.0       1.1       1.0        1.1
  Other                                          3.3       2.8       2.9       2.8       2.7       3.0       2.6        2.7
----------------------------------------------------------------------------------------------------------------------------
                                                12.7      11.7      11.9      11.8      11.8      12.2      11.3       11.6
Petrochemicals                                   0.8       0.6       0.8       0.8       0.7       0.7       0.6        0.7
Heating oils                                     0.3       0.7       0.5       0.1       0.3       0.5       0.5        0.4
Heavy fuel oils                                  0.6       0.7       0.5       0.4       0.6       0.6       0.5        0.5
Other                                            0.7       0.6       0.5       0.8       0.7       0.7       0.7        0.6
----------------------------------------------------------------------------------------------------------------------------
                                                15.1      14.3      14.2      13.9      14.1      14.7      13.6       13.8
----------------------------------------------------------------------------------------------------------------------------
NATURAL GAS SALES(d)                              78        84        90        87        86        81        90         89
----------------------------------------------------------------------------------------------------------------------------
MARGINS(h)
Refining(3)                                      6.3       5.4       4.3       4.8       3.3       5.9       3.3        4.0
Retail(4)                                        6.4       6.8       7.2       6.9       7.6       6.5       7.7        7.4
CRUDE OIL SUPPLY AND REFINING
Processed at Suncor refinery(g)                 11.0      11.4      10.2      11.2      10.4      11.2      10.6       10.6
Utilization of refining capacity(%)               99       102        92       100        93       101        95         95
----------------------------------------------------------------------------------------------------------------------------


*     Excludes the impact of hedging activities.
** Currently all Natural Gas production is located in the Western Canada Sedimentary Basin.
*** Before deducting second quarter 2000 Alberta Crown royalty of 0.4 thousand barrels per day (second quarter 1999 - 0.7 thousand barrels per day).
****  Excludes exploratory wells in progress.
***** Excludes sales through joint venture interests.

(a) thousands of barrels per day
(b) dollars per barrel
(c) dollars per barrel rounded to the nearest $0.05
(d) millions of cubic feet per day
(e) BOE per day
(f) dollars per thousand cubic feet
(g) thousands of cubic metres per day
(h) cents per litre

DEFINITIONS
(1) Cash operating costs - operating, selling and general expenses, crude oil and products purchases, taxes other than income taxes and overburden cash expenditures for the period.
(2) Total operating costs - cash and non-cash operating costs (total Oil Sands expenses less royalties in Schedules of Segmented Data).
(3) Refining margin - average wholesale unit price from all products minus average unit cost of crude oil.
(4) Retail margin - average street price of Sunoco branded retail gasoline minus refining gasoline price.

METRIC CONVERSION

Crude oil, refined products, etc. 1m3 (cubic metre) = approx. 6.29 barrels Natural gas 1m3 (cubic metre) = approx. 35.49 cubic feet


Media and Investor Inquiries: John Rogers (403) 269-8670

For more information about Suncor Energy, visit our website at: www.suncor.com

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                       SUNCOR ENERGY INC.


                                       By:
Date:  July 21, 2000                           "JANICE B. ODEGAARD"
                                              ---------------------------------
                                                JANICE B. ODEGAARD
                                                Assistant Secretary